Exhibit 4.21

LIMITED NOTICE TO PROCEED

This Limited Notice to Proceed (this "LNTP") is entered into, effective as of the 15th day of November, 2005 (the "Effective Date"), by and between Minera San Xavier, S.A. de C.V. ("MSX") and Washington Group Latin America, Inc. ("WGLA"). MSX and WGLA are each referred to herein as a "Party" and collectively as the "Parties."

RECITALS

WHEREAS, MSX and WGLA entered into a Mining Contract dated as of December 30, 2003 (the "Mining Contract"), in which MSX engaged WGLA to perform drilling, blasting, excavating, mining, hauling and construction-related services at the Cerro San Pedro Mine (the "Mine") owned by MSX and located in Cerro de San Pedro, Mexico;

WHEREAS, for a variety of reasons, including but not limited to MSX's inability to obtain the blasting permit, the Parties entered into a standby letter dated May 12, 2004, as extended on August 31, 2004; October 29, 2004; and November 29, 2004 (the "Standby Letter"), in which WGLA ceased to perform any further Work (as defined by the Mining Contract) until such time when MSX notifies WGLA that MSX has secured the blasting permit and authorizes WGLA to recommence the Work;

WHEREAS, on March 29, 2005, the Parties entered into a revised standby letter (the "Revised Standby Letter") in which the Parties revised the terms of the Standby Letter and agreed upon an Extended Standby Term (as defined in the Revised Standby Letter); and

WHEREAS, MSX desires that WGLA perform certain limited services during the Extended Standby Term, and WGLA is willing to proceed with such services on the basis of this LNTP.

NOW THEREFORE, in consideration of the foregoing and the promises and mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

AGREEMENT

1.         WGLA shall proceed with the services at the Mine described in Attachment A to this LNTP (the "Services") and other work items as may be mutually agreed upon by the Parties.

2.         This LNTP shall not affect the standby status of, nor any obligations arising from, the Mining Contract and Revised Standby Letter, except only as may arise under section 4 of this LNTP regarding the Mining Contract scope of Work and Target Budget.

3. MSX shall pay WGLA for the Services on a unit rate or time and materials basis in accordance with the payment terms set forth in Attachment B to this LNTP. Invoicing and payment shall be on a monthly basis. WGLA shall invoice MSX within the first ten (10) days of each month for the previous month's Services. MSX shall reimburse WGLA no later than the last day of the month in which the invoice is delivered.

4.         The terms and conditions set forth in Attachment C to this LNTP are incorporated herein by this reference. Upon recommencement of the Work under the Mining Contract, any Services performed by WGLA under this LNTP, which are part of the Mining Contract scope of Work, shall be deleted from the Mining Contract and the Mining Contract Target Budget revised according to the Mining Contract terms.

5.         If the Parties fail to recommence the Work under the Mining Contract, and this LNTP is terminated, MSX shall reimburse WGLA for any costs not previously reimbursed, including any mobilization and demobilization expenses and costs.

6.         This LNTP shall terminate on the earlier of: (a) completion of the Services as mutually agreed by the Parties, (b) full recommencement of the Work under the Mining Contract, (c) reasonable written notice of termination for convenience by either Party, in which case the terminating Party shall pay demobilization expenses and other reasonable termination costs, (d) a material breach of this LNTP by either Party upon the breaching Party's receipt of written notice from the non-breaching Party, provided however, that such notice shall provide ten (10) business days for the breaching Party to cure its breach (the "Cure Period"), or if such breach is incapable of being cured in the Cure Period then the breaching Party shall have undertaken, within the Cure Period, good faith measures to cure the breach within a reasonable time, or (e) termination of the Mining Contract, or (f) termination of the Revised Standby Letter.

7.         Neither Party may assign their respective rights, interests or obligations under this LNTP without the express written consent of the other Party. This LNTP shall be binding upon the Parties and their successors, permitted assigns, and legal representatives.

8.         The failure of either Party to enforce, at any time, any provision of this LNTP shall not constitute waiver of such provision in any way or the right of such Party at any time to avail itself of such remedies as it may have for any breach of such provision.

9.         This LNTP shall be governed by and construed in accordance with the laws of the State of Colorado excluding any principles or provisions thereof that would require the application of the laws of a different jurisdiction. The Parties shall resolve any performance claim, controversy or dispute between the Parties arising out of, or in connection with, this LNTP, or any breach hereof, in accordance with Article 15 of the Mining Contract.

10.         This LNTP is the complete agreement between the Parties regarding the performance of the Services set forth in Attachment A and supersedes all oral and written proposals and all communication between the Parties relating to this LNTP, except that the Mining Contract and Revised Standby Letter shall remain intact, operable and enforceable according to section 2 of this LNTP and subject to section C of Attachment C. No modification of this LNTP shall be effective unless in writing and executed by both Parties.

11.         This LNTP may be executed in any number of counterparts and delivered by facsimile transmission, all of which taken together shall constitute a single and complete agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this instrument to be executed by their duly authorized representatives on this 21st day of November, 2005 to be effective as of the Effective Date.

Minera San Xavier, S.A.	Washington Group Latin America, Inc.

By: /s/ Donald E. Hulse	By: /s/ Robert W. Zaist

Name: Donald E. Hulse	Name: Robert W. Zaist

Title: General Manager	Title: President - Mining